SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                ________________

                             HEALTH MANAGEMENT, INC.
                              (Name of the Issuer)

                             HEALTH MANAGEMENT, INC.
                           TRANSWORLD HEALTHCARE, INC.
                              IMH ACQUISITION CORP.
                     (Name of the Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.03 PER SHARE
                         (Title of Class of Securities)

                                    42219 B10
                      (CUSIP Number of Class of Securities)

                  ROBERT W. FINE                     ROBERT W. FINE
                     PRESIDENT                PRESIDENT AND CHIEF OPERATING
              HEALTH MANAGEMENT, INC.                    OFFICER
                1371-A ABBOT COURT             TRANSWORLD HEALTHCARE, INC.
              BUFFALO GROVE, IL 60089        555 MADISON AVENUE, 30TH FLOOR
                  (800) 648-1975                NEW YORK, NEW YORK 10022
                                                     (212) 750-0064
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of persons filing statement)
                                     COPY TO
                               BRUCE L. LIEB, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3320

     THIS STATEMENT IS FILED IN CONNECTION WITH (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13(e)-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.   / /  A tender offer.

d.   / /  None of the above.

     Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: / /

                          CALCULATION OF THE FILING FEE

     Transaction valuation*            Amount of filing fee
           $2,799,055                          $560
* For purposes of calculating fee only. Pursuant to the proposed merger, each holder (other than Transworld and its subsidiaries), of common stock, $0.30 par value per share, of Health Management, Inc. ("Shares") will become entitled to receive $0.30 per Share in cash, without interest, for each share held. Such holders hold 9,330,182 Shares, in the aggregate. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of one percentum of the aggregate value of the merger consideration.

/X/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $2,800

     Form, Schedule or Registration Statement No.:  Schedule 14A

     Filing Party:  Health Management, Inc.

     Date Filed:  February 6, 1997

                             INTRODUCTORY STATEMENT

     This Amendment No. 4 to the Rule 13e-3 Transaction Statement is being filed by Health Management, Inc. (the "Company"), Transworld HealthCare, Inc., formerly Transworld Home HealthCare, Inc. ("Transworld") and IMH Acquisition Corp., a wholly owned subsidiary of Transworld ("IMH"), in connection with the merger of IMH with and into the Company. The Company is the issuer of the class of securities which was the subject of the Rule 13e-3 transaction.

     On June 16, 1997, the Company filed with the Securities and Exchange Commission the Company's definitive Proxy Statement relating to the solicitation of proxies by the Company to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated November 13, 1996, as amended, among Transworld, IMH and the Company, pursuant to which (a) IMH would merge with and into the Company, which would become a wholly owned subsidiary of Transworld, and (b) each holder (other than Transworld and its subsidiaries) of shares of common stock, par value $0.30 per share, of the Company ("Shares") would become entitled to receive $0.30 in cash, without interest, for each Share held. Such proposal was approved and adopted by the stockholders of the Company at a special meeting held on July 11, 1997. The merger of IMH with and into the Company was consummated on October 1, 1997.

     A copy of the definitive Proxy Statement is attached as Exhibit 17(d) to Amendment No. 1 to the Schedule 13e-3. The information contained in the Proxy Statement is incorporated by reference in answer to the items in this Rule 13e-3 Transaction Statement. The purpose of this Amendment No. 4 to the Rule 13e-3 Transaction Statement is to amend Item 17(d) by including as additional exhibits press releases issued by the Company and Transworld announcing the consummation of the Merger.



Item 17   MATERIAL TO BE FILED AS EXHIBITS

     (d)(2)    Press release issued by Health Management, Inc. on October 1,
1997.

     (d)(3) Press release issued by Transworld HealthCare, Inc. on October 1, 1997.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 1997

                         HEALTH MANAGEMENT, INC.



                         By:/s/ Wayne A. Palladino

                            Wayne A. Palladino, Vice President


                         TRANSWORLD HEALTHCARE, INC.


                         By:/s/ Wayne A. Palladino
                            Wayne A. Palladino, Senior Vice President and Chief Financial Officer



                         IMH ACQUISITION CORP.


                         By:/s/ Wayne A. Palladino
                            Wayne A. Palladino, Senior Vice President and Chief Financial Officer